UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Akumin Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01021X100
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 01021X100		Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK MAGNET HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 5 of 13 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 6 of 13 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS UPPER HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 7 of 13 Pages
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 8 of 13 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes 17,114,093 shares of Common Stock (as defined herein) that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC (as defined herein) on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 9 of 13 Pages
Explanatory Note: This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 2, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, par value $0.01 (the “Common Stock”), of Akumin Inc., a corporation incorporated in Ontario, Canada (the “Issuer” or “Company”).  The Issuer’s principal executive offices are located at 8300 W. Sunrise Boulevard, Plantation, Florida 33322.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:
(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	Stonepeak Magnet Holdings LP (“Stonepeak Magnet”), a Delaware limited partnership;
ii.	Stonepeak Associates IV LLC, a Delaware limited liability company;
iii.	Stonepeak GP Investors IV LLC, a Delaware limited liability company;
iv.	Stonepeak GP Investors Holdings LP, a Delaware limited partnership;
v.	Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership;
vi.	Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company; and
vii.	Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America.

This Schedule 13D relates to the Common Stock and Warrants held directly by Stonepeak Magnet, an investment vehicle formed for the primary purpose of making this specific investment. Stonepeak Associates IV LLC is the sole general partner of Stonepeak Magnet.  Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC.  Stonepeak GP Investors Holdings LP is the managing member of Stonepeak GP Investors IV LLC. Stonepeak GP Investors Upper Holdings LP is the general partner of Stonepeak GP Investors Holdings LP.  Stonepeak GP Investors Holdings Manager LLC is the general partner of Stonepeak GP Investors Upper Holdings LP.  Mr. Michael B. Dorrell is the Chairman, Chief Executive Officer, co-founder and sole member of Stonepeak GP Investors Holdings Manager LLC.

Upon the completion of the Restructuring (as defined in Item 4 herein), each of Stonepeak GP Investors Holdings LP, Stonepeak GP Investors Upper Holdings LP, and Stonepeak GP Investors Holdings Manager LLC may be deemed to indirectly exercise voting and dispositive power over the Common Stock and Warrants held directly by Stonepeak Magnet, and have been added as Reporting Persons to the Schedule 13D.  Also upon completion of the Restructuring, Stonepeak GP Investors Manager LLC no longer may be deemed to indirectly exercise voting and dispositive power over the Common Stock and Warrants held directly by Stonepeak Magnet, and so has been removed as a Reporting Person from the Schedule 13D.

The principal business address of each Reporting Person is 55 Hudson Yards, 550 W. 34th Street, 48th Floor, New York, New York 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 9.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 10 of 13 Pages
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

On June 26, 2023, the Reporting Persons completed an internal restructuring (the “Restructuring”), pursuant to which Stonepeak GP Investors Holdings LP, Stonepeak GP Investors Upper Holdings LP, and Stonepeak GP Investors Holdings Manager LLC were created and Stonepeak GP Investors Holdings LP replaced Stonepeak GP Investors Manager LLC as the managing member of Stonepeak GP Investors IV LLC.  Following the Restructuring, Stonepeak GP Investors Manager LLC ceased being a beneficial owner of any shares of Common Stock.

In connection with their regular review of their investment in the Issuer, and based on current market conditions and other factors, the Reporting Persons are currently evaluating alternatives for their current investment and potential future investment in the Issuer, including but not limited to restructuring the terms of the Issuer’s existing debt instruments, a potential divestiture of certain assets, a potential sale of the Issuer, another form of extraordinary corporate transaction or other possible transactions. Towards that end, the Reporting Persons have engaged in and/or may engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors, shareholders and/or debtholders of the Issuer, legal, financial, regulatory, technical, industry or other advisors, potential sources of financing, or other persons, regarding, among other things, the review and evaluation of strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer or the Reporting Persons’ investment in the Issuer. In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 20,614,093 shares of Common Stock, which represents approximately 19.2% of the outstanding shares of Common Stock.  This amount includes: (i) 3,500,000 shares of Common Stock held directly by Stonepeak Magnet; and (ii) 17,114,093 shares of Common Stock that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by Stonepeak Magnet.

The foregoing beneficial ownership percentage is based on the sum of (i) 90,498,491 shares of Common Stock outstanding as of May 8, 2023, based on the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 10, 2023, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, the 17,114,093 shares of Common Stock issuable upon exercise of the Warrants, for a total of 107,612,584 shares of Common Stock outstanding.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 3,500,000 shares of Common Stock held directly by Stonepeak Magnet and the 17,114,093 shares of Common Stock that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by Stonepeak Magnet.

(d) The response to Item 4 of this Amendment No. 1 is incorporated by reference herein. Certain investors in the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

SCHEDULE 13D
CUSIP No.: 01021X100		Page 11 of 13 Pages
Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit 9 – Joint Filing Agreement

SCHEDULE 13D
CUSIP No.: 01021X100		Page 12 of 13 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK MAGNET HOLDINGS LP
	By:	Stonepeak Associates IV LLC, its sole general partner
	By:	Stonepeak GP Investors IV LLC, its sole member
	By:	Stonepeak GP Investors Holdings LP, its managing member
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK ASSOCIATES IV LLC
	By:	Stonepeak GP Investors IV LLC, its sole member
	By:	Stonepeak GP Investors Holdings LP, its managing member
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS IV LLC
	By:	Stonepeak GP Investors Holdings LP, its managing member
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS LP
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS UPPER HOLDINGS LP
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

MICHAEL DORRELL
	By:	/s/ Michael Dorrell

July 6, 2023

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 01021X100		Page 13 of 13 Pages
Exhibit 9

JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Akumin, Inc., dated as of July 6, 2023, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

STONEPEAK MAGNET HOLDINGS LP
	By:	Stonepeak Associates IV LLC, its sole general partner
	By:	Stonepeak GP Investors IV LLC, its sole member
	By:	Stonepeak GP Investors Holdings LP, its managing member
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK ASSOCIATES IV LLC
	By:	Stonepeak GP Investors IV LLC, its sole member
	By:	Stonepeak GP Investors Holdings LP, its managing member
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS IV LLC
	By:	Stonepeak GP Investors Holdings LP, its managing member
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS LP
	By:	Stonepeak GP Investors Upper Holdings LP, its general partner
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS UPPER HOLDINGS LP
	By:	Stonepeak GP Investors Holdings Manager LLC, its general partner
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC
	By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

MICHAEL DORRELL
	By:	/s/ Michael Dorrell

July 6, 2023